SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $0.01 par value

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

John Ritchie

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, CA 94404-4803

(650) 357-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James L. Etheridge, Esq. Electronics For Imaging, Inc.	Robert A. Koenig, Esq. Latham & Watkins LLP
303 Velocity Way Foster City, CA 94404-4803 (650) 357-3500	140 Scott Drive Menlo Park, CA 94025-3656 (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,452,416	$137

*	This amount assumes that options to purchase the sum of 481,662 and 7,271 shares of common stock of Electronics For Imaging, Inc. having an aggregate value of $4,414,154 as of October 22, 2007 and $38,262 as of November 30, 2007, respectively, will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. A filing fee of $136 was previously paid in connection with this transaction based on the assumption that options to purchase 481,662 shares of common stock would be accepted pursuant to this offer. The additional filing fee of approximately $1 covers the additional 7,271 shares of common stock subject to the offer. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$136
Form or Registration No.:	TO/005-43124
Filing party:	Electronics For Imaging, Inc.
Date filed:	October 23, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Electronics For Imaging, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 23, 2007, relating to the offer by the Company (the “Offer”) to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under any of the Splash Technology Holdings, Inc. 1996 Stock Option Plan and the Company’s 1999 Equity Incentive Plan and 2004 Equity Incentive Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial reporting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004 and (iii) were outstanding (unexercised) as of the last date on which the Offer remained open for acceptance. Eligible option holders were those employees of the Company or any of its subsidiaries who (i) were current employees of the Company or of any of its subsidiaries as of the expiration date of the Offer, (ii) held Eligible Options and (iii) are subject to U.S. federal income taxes. The Offer was not made to any of the Company’s current or former executive officers or directors. This Amendment No. 1 is the final amendment to Schedule TO and reports the results of the Offer. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 11:59 p.m., Pacific Time, on November 30, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase 482,380 shares of its common stock. The Company will amend the Eligible Options accepted for amendment and will promise to make cash payments to employees that held Eligible Options accepted for amendment in the aggregate amount of $283,514 to compensate them for the increased exercise prices per share of their amended Eligible Options, in each case, in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Electronics For Imaging, Inc.

/s/ John Ritchie
Name: John Ritchie
Title: Chief Financial Officer

Date: December 4, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated October 23, 2007.*

(a)(1)(b)	E-mail of Announcement of Tender Offer, dated October 23, 2007, including Addendum.*

(a)(1)(c)	Election Form.*

(a)(1)(d)	Withdrawal Form.*

(a)(1)(e)	Form of Promise to Make Cash Payment.*

(a)(1)(f)	Forms of Confirmation E-mail.*

(a)(1)(g)	Forms of Reminder E-mail to Eligible Employees.*

(a)(1)(h)	Form of Amendment to Stock Option Agreements.*

(a)(1)(i)	Form of Notice of Acceptance of Options for Amendment.*

(a)(1)(j)	Electronics For Imaging, Inc. Employee Presentation Materials.*

(b)	Not Applicable.

(d)(1)	Splash Technology Holdings, Inc. 1996 Stock Option Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2004 (File No. 000-18805) on May 10, 2004 and incorporated herein by reference).

(d)(2)	Electronics For Imaging, Inc. 1999 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-106422) on June 24, 2003 and incorporated herein by reference).

(d)(3)	Electronics For Imaging, Inc. 2004 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-116548) on June 16, 2004 and incorporated herein by reference).

(d)(4)	Form of Notice of Grant of Stock Options and Option Grant Agreement under the Splash Technology Holdings, Inc. 1996 Stock Option Plan.*

(d)(5)	Form of Option Agreement under the 1999 Equity Incentive Plan.*

(d)(6)	Form of Option Grant Agreement under the 2004 Equity Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 (File No. 000-18805) on March 16, 2006 and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

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